SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 7, 2008

Corporate Express NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62, 1101 BE Amsterdam ZO, The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                    .

Enclosures:  2 (two) Press Releases dated May 7, 2008

Corporate Express NV For more information: Media Relations: +31 (0)20 651 10 19
PRESS RELEASE

Amsterdam, the Netherlands, Wednesday 7 May 2008	Investor Relations: +31 (0)20 651 10 42

www.cexpgroup.com

FOCUSED BUSINESS EXPECTED TO OUTPERFORM MARKET

Building blocks to support Corporate Express growth targets

•                  Confirmation that Corporate Express is:

•                  on track to execute its strategic plan

•                  already delivering clear improvements

•                  in a robust position to outperform its markets

•                  2008 outlook: Sales¹ expected to be €5.7 to €5.8 billion and EBITDA margin before special items between 5.6% and 6.0%

•                  For Global Office Products targets are reaffirmed: average annual organic sales growth of 6% for 2008-2010 leading to EBITDA-margin of at least 7%

Amsterdam, the Netherlands, 7 May 2008 - Corporate Express NV, one of the world’s leading suppliers of office products, today provided additional disclosure that underpins its organic sales growth target for the years 2008-2010 and the EBITDA margin target.

Peter Ventress, CEO of Corporate Express: “Today we’re providing additional disclosure that underpins our expectations for the coming years and lays out the future financial benefits of our strategic plan. We are full of confidence that our actions and strategic priorities put us in a robust position to outperform our market. The unsolicited proposal of Staples significantly fails to reflect Corporate Express’ prospects, its valuable customer base and its excellent market positions.

We are encouraged by the continued performance of our business as evidenced by our first quarter results and the continued growth in April. Our 2008 guidance and our update for the future demonstrate clearly the confidence we have in the strength and potential of our strategic initiatives, which are already delivering.

The latest information from our strategic plan which we are providing today supports our organic sales and margin targets. There is still a lot to do, but we are well on track and expect our shareholders will recognise and benefit from the strategy we are energetically pursuing.”

2008 guidance

For 2008 Corporate Express expects sales¹ of around €5.7 to €5.8 billion, resulting in an EBITDA margin, before special items, between 5.6% and 6.0%.

2008-2010 financial targets

In October 2007, as part of Corporate Express’ strategic review, clear 2008-2010 targets were set for organic sales growth and EBITDA margin. The company expects its Global Office Products businesses to grow its organic sales on average by 6% in 2008-2010, with its business model supporting an EBITDA margin of at least 7% including overhead.

Achieving our 2008-2010 growth targets is taking our Group sales(1), including all other activities, to around €6.8 billion in 2011 and Group EBITDA to around €475 million. This includes sales(1) for North America of US$ 5.1 billion, an EBITDA margin of 7.0% and an EBITDA of around US$ 355 million. For Europe, we expect sales¹ of €1.8 billion and an EBITDA margin of 7.1% in 2011 and an EBITDA of around €127 million.

(1) At constant rates US$/€ = 1.48

Today Corporate Express also released its Q1 2008 results, which should be read in conjunction with this announcement.

Press Conference & Analyst & Investor Meeting

A press conference will be held in the Mövenpick Hotel, Piet Heinkade 11 in Amsterdam, starting at 10:00 CET at 7 May 2008.

An analyst & investor meeting will start at 12:00 CET. This meeting will be broadcast live via a video webcast. The webcast can be accessed via www.cexpgroup.com > Investor Relations section > Presentations. The presentation is available on in the same section.

It is also possible to follow the analyst & investor meeting via a simultaneous conference call. To get access please dial +31 (0)20 707 55 09 or +44 (0)20 78 06 19 51 (pass code 8922344).

A 48h replay is available by dialing: +31 (0)20 713 27 91 or +44 (0)20 78 06 19 70 (pass code 8922344#).

For more information
Analysts / investors:	Press / general inquiries:
Carl Hoyer	Anneloes Geldermans
Telephone:+31 (0)20 651 10 42	Telephone:+31 (0)20 651 10 34
carl.hoyer@cexpgroup.com	anneloes.geldermans@cexpgroup.com

Note to editors

Corporate Express is one of the world’s leading suppliers of office products to businesses and institutions. The Company has a widespread global proprietary distribution network spanning North America, Europe and Australia, with approximately 18,000 employees working from more than 350 locations in 21 countries. In 2007 the Company generated sales of EUR 5.6 billion. On October 1, 2007, the new management of Corporate Express announced the outcome of a strategic review designed to fully unlock the potential of the Group and its valuable international market positions, create growth and improve shareholder value. While the Company is aware of current economic conditions, it is confident that it is on track towards achieving its targets of an average annual organic sales growth of at least 6% for its Global Office Products business for the period 2008-2010. The Company expects to generate EBITDA margins of at least 7% from Global Office Products, including overhead costs.

Financial calendar
Publication second quarter results 2008:	Wednesday 6 August 2008
Publication third quarter results 2008:	Wednesday 5 November 2008
Publication fourth quarter results 2008:	Tuesday 10 February 2009

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Corporate Express and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2008. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

CORPORATE EXPRESS Q1 2008 PERFORMANCE REFLECTS PROGRESS IN EXECUTING STRATEGIC PLAN

•                  North American sales growth outperformed the market; profitability in Europe improves sharply; good profitability in Australia and for Printing Systems

•                  Operating result (EBIT) of €50.5 mln, up 7% at constant rates

•                  Net sales €1,362 million; organic sales growth of 2% exceeds market growth

•                  Growing market share in all regions

•                  EPS €0.14, in line with Q1 2007 (excluding special items, fair value changes and amortisation of other intangibles)

FINANCIAL HIGHLIGHTS

Amounts in EUR million	Q1 2008	Q1 2007	Δ in EUR	Δ at constant rates
Net sales	1,361.5	1,440.2	(5.5)%	0.9%
Gross contribution	446.2	475.6	(6.2)%	(0.1)%
Operating result (EBIT)	50.5	49.2	2.8%	7.0%
Net result	8.5	15.9
Net result per ordinary share (in Euro)	0.05	0.09

PETER VENTRESS, CEO CORPORATE EXPRESS

“We are heartened with our first quarter results, which provide evidence of the potential of our strategic plan. The business today is even more focused than ever before, both in our portfolio and the activities of all our employees. We are confident that our North American business, where we continue to grow sales and are able to grow market share, is outperforming the sector under difficult market circumstances. We are making good progress in Europe and we are encouraged by the sharp increase in profitability here. Australia and Printing Systems continue to improve on good profitability.

While we are fully aware that the economic outlook for 2008 is uncertain, the company’s organic sales growth for the first quarter demonstrates that it is in a robust position to continue to outperform the market. Organic sales growth in April is showing ongoing momentum and we expect a good outcome for Q2. While there is still a lot to do, our valuable market positions offer many opportunities.”

FIRST QUARTER FINANCIAL PERFORMANCE

At constant rates net sales grew 0.9% in the first quarter. A weakening of most currencies particularly the US Dollar versus the Euro, partly offset by sales growth in local currencies caused net sales to decrease by 5.5% to €1,362. Organic sales growth for the Group amounted to 2%, reflecting our ability to gain market share and the successful execution of our strategic initiatives, while also dealing with a challenging environment in the US and some one-off issues impacting sales growth in Europe. As previously indicated, in North America organic sales grew 2% and in Europe by 3%.

While gross contribution decreased to €446.2 million, it was stable at constant rates. Europe and Australia improved gross contribution margins, while North America and Printing Systems reported a decline in margin, in the case of the latter largely due to the divestment of Veenman Germany in the summer of last year.

Operating result (EBIT) amounted to €50.5 million, representing a rise of 7% at constant rates. Excluding special items and amortisation of other intangibles, the operating result amounted to €58.1 million, giving a 4.3% operating margin. EBITDA before special items amounted to €76.2 million, representing a 5.6% margin.

In the first quarter, net financing costs increased versus a year ago, due to negative non-cash fair value changes of €12.2 million (Q1 2007: €0.6 million). Cash interest amounted to €16.7 million versus €21.0 million in the first quarter last year. Reported profit tax expenses were €3.9 million (Q1 2007: €4.2 million).

Net result was €8.5 million. Excluding fair value changes, amortisation of other intangibles and special items, EPS amounted to €0.14, on the same level as Q1 2007.

Cash flow available from operational activities improved to €17.4 million positive in the first quarter compared to a negative €54.7 million in Q1 2007. On a four-quarter rolling basis, cash flow available from operational activities for continuing operations amounted to €282.0. million.

Q1 2008 Amounts in EUR million	Reported	Special items	Amortisation other intangibles	Fair value changes	Underlying
Operating result	50.5	(4.1)	(3.4)	—	58.1
Net financing costs	(34.4)	—	—	(12.2)	(22.2)
Result before profit tax	16.1	(4.1)	(3.4)	(12.2)	35.9
Profit tax	(3.9)	1.5	0.8	0.6	(6.8)
Other financial results	(3.7)	—	—	—	(3.7)
Net result	8.5	(2.6)	(2.7)	(11.7)	25.4

EPS (in euro)	0.05	(0.01)	(0.01)	(0.06)	0.14

Special items, amortisation other intangibles and fair value changes are added back to arrive at underlying operating result

REFINANCING SENIOR CREDIT FACILITY

In early April, Corporate Express was refinanced with a new credit facility to extend the maturity profile of its capital structure, in particular the revolver. The facility consists of a 5-year revolver (€175 million), a 5-year amortising Term A facility (€200 million) and a 6-year Term B facility (€211 million / USD 330 million). Pricing of the Term A facility which is based on a pricing matrix relative to the actual leverage ratio, is currently EURIBOR plus 275 bps. The pricing for the Term B facility is currently LIBOR (with floor at 4%) plus 350 bps.

Corporate Express also released today in a separate press release ‘Its building blocks to support its growth targets’, which should be read in conjunction with this announcement.

Press Conference & Analyst & Investor Meeting

A press conference will be held in the Mövenpick Hotel, Piet Heinkade 11 in Amsterdam, starting at 10:00 CET at 7 May 2008.

An analyst & investor meeting will start at 12:00 CET. This meeting will be broadcast live via a video webcast. The webcast can be accessed via www.cexpgroup.com > Investor Relations section > Presentations. The presentation is available on in the same section.

It is also possible to follow the analyst & investor meeting via a simultaneous conference call. To get access please dial +31 (0)20 707 55 09 or +44 (0)20 78 06 19 51 (pass code 8922344).

A 48h replay is available by dialling: +31 (0)20 713 27 91 or +44 (0)20 78 06 19 70 (pass code 8922344#).

For more information
Analysts / investors:	Press / general inquiries:
Carl Hoyer	Anneloes Geldermans
Telephone:+31 (0)20 651 10 42	Telephone:+31 (0)20 651 10 34
carl.hoyer@cexpgroup.com	anneloes.geldermans@cexpgroup.com

GLOBAL OFFICE PRODUCTS

North America Amounts in EUR million	Q1 2008	As % of sales	Q1 2007	As % of sales	Δ in EUR	Δ at constant rates
Net sales	717.9	—	777.6	—	(7.7)%	3.7%
Organic growth	2%	—	(1)%	—	—	—
Gross contribution	230.3	32.1%	260.5	33.5%	(11.6)%	(0.9)%
Operating result	21.9	3.0%	28.1	3.6%	(22.0)%	(14.8)%

Excluding special items of EUR 3.7 million, operating margin was 3.6% (Q1 2007: 4.3%)

Europe Amounts in EUR million	Q1 2008	As % of sales	Q1 2007	As % of sales	Δ in EUR	Δ at constant rates
Net sales	329.2	—	334.6	—	(1.6)%	(0.2)%
Organic growth	3%	—	6%	—	—	—
Gross contribution	113.0	34.3%	109.5	32.7%	3.2%	4.6%
Operating result	9.6	2.9%	5.9	1.7%	63.6%	67.5%

Excluding special items of EUR 0.4 million, operating margin was 3.0% (Q1 2007: 2.3%)

Australia Amounts in EUR million	Q1 2008	As % of sales	Q1 2007	As % of sales	Δ in EUR	Δ at constant rates
Net sales	181.7	—	182.3	—	(0.3)%	(1.1)%
Organic growth	1%	—	2%	—	—	—
Gross contribution	61.7	33.9%	58.8	32.3%	4.9%	4.1%
Operating result	14.6	8.0%	14.1	7.7%	3.5%	2.8%

Q1 2008 Amounts in EUR million	Operating result	Special items (SI)	Operating result bef. SI	Deprecia- tion	Amortisa- tion	EBITDA before SI	As % of sales
North America	21.9	3.7	25.6	11.3	0.6	37.5	5.2%
Europe	9.6	0.4	10.0	3.0	2.4	15.4	4.7%
Australia	14.6	—	14.6	2.1	0.3	17.0	9.4%
Total regions	46.0	4.1	50.2	16.4	3.4	70.0	5.7%
Corporate	(2.7)	—	(2.7)	—	—	(2.7)	(0.2)%
Global Office Products	43.3	4.1	47.5	16.4	3.4	67.3	5.5%

In North America we achieved 2% organic growth, which outpaced the market and follows the return to organic sales growth in the fourth quarter 2007 when 3% growth was reported. In April, organic sales growth was stronger than in the first quarter. We see continued benefits from our strategic initiatives, such as ‘More from the Core’, with large and strategic accounts continuing to drive growth, with particular strength in healthcare and government. Within the financial sector, which represents around 10% of our sales in North America, unsurprisingly we witnessed significant sales declines with some customers. Mid-market sales declined modestly. Although we continue to gain traction from more focus and our ‘multiple-touch’ initiatives, execution of the company’s approach to the mid-market will receive continued attention.

Promotional marketing products continued to grow sales in the first quarter, while print and forms felt the impact of its large exposure to the financial sector resulting in lower sales. Facility Supplies continued to show clear double digit growth, evidencing our strength as a single source supplier for our customers. The roll out of the Sustainable Earth range of environmentally friendly facility products is winning favour with our customers.

As one of the aspects of our ‘More from the Core’ program, we seek to ensure that we sell existing customers our full range of office products to create tighter relationships. A consequence of this was that we realised above average growth in lower-margin product categories, such as toner and paper.

Canada had another good quarter, continuing healthy growth and showing strength across the various customer and products segments. The integration of Davenport is progressing well.

We continue to encounter a challenging environment, especially in the US. Overall, the office products market seems to have weakened further compared to the fourth quarter last year. While white-collar employment in medium-sized and large companies is about stable, the average spend per employee seems to be slipping due to increased weakness in discretionary items such as furniture and high-margin discretionary office supplies such as whiteboards and technology items. The estimated US market decline of around 3% is particularly due to lower volumes. The passing on the supplier price increases was offset by a pressuring effect from (re-)tenders.

Gross contribution was €230.3 million, a 0.9% decline at constant rates compared with the first quarter of last year. Gross contribution margin declined 140bps year-on-year to 32.1%. Adverse customer segment mix (good growth with strategic and large accounts) and product mix effects weighed on the gross contribution margin, alongside margin pressure from (re-)tendering activities.

Operating costs, excluding special items, amounted to €203.5 million, a 0.8% increase at constant rates. Good cost control actions resulted in lower overhead. We continue to look at various opportunities to further lower our cost base and make our operations more efficient. A combined focus on profitable sales growth and maintaining market share helps us to leverage our cost base.

Operating result amounted to €21.9 million, a 14.8% decline at constant rates compared with Q1 2007. Excluding special items of €3.7 million, operating result was €25.6 million, representing a 3.6% margin (Q1 2007: 4.3%). EBITDA before special items amounted to €37.5 million, producing a 5.2% margin.

In Europe, first quarter net sales were €329.2 million, stable at constant rates. Europe achieved organic sales growth of 3% in the first quarter, which follows 5% organic growth in the fourth quarter 2007. Sales were hampered by the temporary effects of Nordic region warehouse integration which have been addressed meanwhile. Healthy underlying organic growth was achieved in most of our main markets such as Germany, the UK, Benelux and France. Organic sales growth in April was stronger than in the first quarter.

In the first quarter, sales growth continued to develop well in the different customer segments. Given that improving our category offering is one of our four strategic priorities, we have focused on facility products as a major opportunity. In the first quarter, sales of facility supplies performed well in most markets, with noticeable success in the mid market. In Germany, our main European market for furniture, sales continued to develop favourably.

Our different initiatives are well on track, as shown by progress in various areas. In the UK, the Sales Excellence Program is bearing fruit, resulting in stronger new business growth. In Germany, we booked success with the mid-market approach and introduced a completely new way of working with tools and processes to focus on new business and on developing existing customers.

In the Benelux, we implemented SAP successfully at the end of the first quarter. As part of our IT strategy we are to replace existing systems by SAP in our operations in the coming years. The UK will be next to have SAP implemented.

In the Nordic region, the warehouse service levels were back to historic levels at the end of the quarter, allowing reliable and timely service performance. Møller & Landschultz, a Danish company which we acquired late last year, was integrated successfully. In Germany, the construction of our new distribution centre in Waldlaubersheim is on track and will become operational in the second half of 2008.

Gross contribution from Europe increased 4.6% at constant rates to €113.0 million. Gross contribution margin improved another 160bps to 34.3%, benefiting from our merchandising efforts and improved supply chain management.

Operating costs increased 1% at constant rates to €100.9 million. Special items of €0.4 million were included relating to the new warehouse in Germany. Excluding special items, operating result amounted to €10.0 million, a 33% increase at constant rates and representing an operating margin of 3.0% (Q1 2007: 2.3%).

In Australia, net sales decreased 1.1% at constant rates to €181.7 million with organic growth being 1% reversing a decline of 1% in the fourth quarter 2007. In April sales continued to develop favourably.

Gross contribution increased 4.1% at constant rates primarily driven by our new product categories, further expansion of the private label program and the mid market sales focus. Margins have remained largely consistent through the period with volume pressure on sales of some product categories to large customers which was offset by growth in servicing mid-market customers.

The development of the New South Wales warehouse is on track for completion at the end of the third quarter. The new warehouse is expected to be fully operational by the end of 2008.

Continued focus is put on driving business efficiency by streamlining the operations. Operating result was up 2.8% at constant rates to €14.6 million, resulting in an operating margin of 8.0%.

For the remainder of 2008 Corporate Express will be firmly focused on growing its share of wallet across all its product categories and in particular into the small-and mid market.

PRINTING SYSTEMS

Amounts in EUR million	Q1 2008	As % of sales	Q1 2007	As % of sales	Δ in EUR
Net sales	132.9	—	146.8	—	(9.4)%
Organic growth	(2%)	—	23%	—	—
Gross contribution	41.1	31.0%	46.9	31.9%	(12.2)%
Operating result	7.2	5.4%	5.9	4.0%	22.3%

Includes Graphic Systems and Veenman Netherlands

We are pleased with the performance of Printing Systems. Despite a decline in sales in anticipation of the DRUPA, operating profit further increased. In the first quarter, sales amounted to €132.9 million, a decline of 9.4%. The figures of Q1 2007 included Veenman Germany, which was divested in the summer of last year.

The graphic market continues to consolidate. As a result of this we reported a 6% decrease of machine sales in Q1 2008. In our industry we are one of the most innovative players and our customers are using more and more eCommerce. For example in some of our countries eCommerce sales represented almost half of the total supplies sales.

Order intake in Q1 slowed, as anticipated, in the lead up to the DRUPA exhibition starting at the end of May this year. The fair, a showcase of technological innovation, know-how and the latest trends for manufacturers, including our partner Heidelberg, is one of the largest events in the industry and takes place every fourth year in Düsseldorf. The organisation is expecting around 400,000 visitors.

Gross contribution declined 12.2% to €41.1 million, compared to €46.9 million in Q1 2007. Costs remained well under control resulting in an operating result of €7.2 million, an increase of 22% compared with Q1 last year.

In April 2008, Corporate Express and Xerox Corporation reached an agreement on the divestment of Veenman Nederland. The transaction is expected to close later in the year and is amongst others subject to approval by the Dutch anti-trust authority. The cash proceeds of € 43 million will be used for debt reduction.

CORPORATE

In EUR million	Q1 2008	Q1 2007
Holdings	(7.6)	(7.7)
Interest / expected return on net pension assets	4.9	4.6
Special items	—	(1.6)
Corporate	(2.7)	(4.7)

‘Corporate’ operating result was reduced to a negative €2.7 million (Q1 2007: €4.7 million negative). Operating costs for ‘Holdings’ amounted to €7.6 million (Q1 2007: €7.7 million). A net contribution of €4.9 million was recorded for the expected return on plan assets and interest on the pension obligations. The coverage ratio of the Dutch pension fund amounted to 141% per 31 March 2008. For 2008 we expect to record a net contribution of approximately €20 million for the expected return on plan assets and interest on the pension obligations. Operating costs for ‘Holdings’ are expected to be €32 million.

DEPRECIATION PP&E, AMORTISATION OF OTHER INTANGIBLES AND CAPEX

In EUR million	Q1 2008	Q1 2007	Q2 2007	Q3 2007	Q4 2007	FY 2007
Depreciation	(18.1)	(22.0)	(19.5)	(21.6)	(20.8)	(84.0)
Amortisation	(3.4)	(3.1)	(3.1)	(3.1)	(3.7)	(12.9)
Capex	(21.1)	(20.7)	(26.3)	(14.0)	(20.6)	(81.6)

All relates to continuing operations

For 2008 capex is expected to amount to around €100 million, depreciation to around €85 million and amortisation of other intangibles to around €15 million.

FINANCIAL COSTS AND FAIR VALUE CHANGES

For the first quarter, net financing costs were €34.4 million (Q1 2007: €27.2 million). Cash interest was €16.7 million (Q1 2007: €21.0 million) and non-cash interest amounted to €2.7 million (Q1 2007: €2.8 million). The total impact of non-cash fair value changes in the first quarter, net of tax, was €12.2 million negative (Q1 2007: €0.6 million negative). These non-cash fair value changes, primarily caused by the weakening of the US dollar versus the Euro mainly reflect the revaluation of inter-group financing receivables, relative to the currency overlay on our third party debt.

For 2008 cash interest expenses, including dividend on preference shares A, is expected to amount to around EUR 85 million.

PROFIT TAXES

In the first quarter, profit taxes expenses amounted to €3.9 million (Q1 2007: €4.2 million). The tax effect on special items was a €1.5 million benefit. Underlying taxes expenses were €6.8 million. Cash tax payments were €9.8 million in the first quarter.

For 2008, we expect an effective tax rate, excluding any fair value effects, special items, amortisation of other intangibles and dividend on Preference Shares A, to be around 20% and in the medium term between 20-25%. Cash tax payments in 2008 are estimated to be between €35 and 40 million.

CASH FLOW AND RETURN ON CAPITAL EMPLOYED (ROCE)

Cash flow available from operational activities improved to €17.4 million in the first quarter compared to a negative €54.7 million in Q1 2007. On a four-quarter rolling basis, cash flow available from operational activities amounted to €295.3 million. Working capital increased €33.2 million, mainly due to a seasonal  decrease of trade payables. Continued emphasis on optimizing working capital is undertaken. Average working capital as a percentage of sales (on a four-quarter rolling average) was 11.1% (Q4 2007: 11.0%).

Return on capital employed (before goodwill amortisation and special items) from continuing operations was 24.6% (Q1 2007: 24.9%). Including goodwill and special items, ROCE was 8.6% (Q1 2007: 7.7%).

NET DEBT

Net interest-bearing debt decreased to €1,087 million at 31 March 2008 versus €1,097 million at 31 December 2007. The translation effect related to the depreciation of the US dollar versus the euro, decreased net interest-bearing debt by €48 million in the first quarter.

---

Financial calendar
Publication second quarter results 2008:	Wednesday 6 August 2008
Publication third quarter results 2008:	Wednesday 5 November 2008
Publication fourth quarter results 2008:	Tuesday 10 February 2009

For more information
Analysts / investors: Carl Hoyer	Telephone:+31 (0)20 651 10 42
carl.hoyer@cexpgroup.com
Press / general inquiries: Anneloes Geldermans	Telephone:+31 (0)20 651 10 34
anneloes.geldermans@cexpgroup.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Corporate Express and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on 14 March 2008. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Basis of Presentation

•                   The financial information presented is unaudited.

•                   Details of our IFRS-based accounting principles are included in the Annual Report 2007, which is available on our website, www.cexpgroup.com

•                   Neither depreciation nor amortisation is allocated to ‘Purchase value trade goods sold’.

•                   Changes in the fair value relate mostly to exchange results due to translation of long-term internal and external borrowings.

•                   During the course of a year, certain events take place that may be infrequent or of a size (such as restructuring, refinancing activities, impairments) that reporting the impact on the financial performance separately as special items provides the opportunity to give a more operationally oriented view on the (underlying) results of the business.

•                   Non-GAAP measures: figures are also presented excluding changes in fair values, amortisation of intangibles, and special items. Corporate Express regards these figures as key performance indicators increasing the transparency of the reporting.

•                   Organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days and any movements between gross-based sales and net-based sales for similar activities from a customer perspective. We use ‘organic’ sales analysis in conjunction with constant exchange rates analysis, to give a measure of the underlying year-on-year growth.

CONSOLIDATED INCOME STATEMENT

	1st quarter		January - March
in millions of euro	2008	2007	2008	2007
Net sales	1,361.5	1,440.2	1,361.5	1,440.2
Purchase value trade goods sold	(915.3)	(964.5)	(915.3)	(964.5)
Gross contribution	446.2	475.6	446.2	475.6
Operating costs	(374.1)	(401.4)	(374.1)	(401.4)
Depreciation PPE and Software	(18.1)	(22.0)	(18.1)	(22.0)
Amortisation other intangibles	(3.4)	(3.1)	(3.4)	(3.1)
Operating result (EBIT)	50.5	49.2	50.5	49.2
Net financing costs*	(34.4)	(27.2)	(34.4)	(27.2)
Result before profit tax	16.1	22.0	16.1	22.0
Profit tax	(3.9)	(4.2)	(3.9)	(4.2)
Other financial results	(3.7)	(4.4)	(3.7)	(4.4)
Net result Continuing operations	8.5	13.4	8.5	13.4
Result discontinued operations	—	2.5	—	2.5
Net result Total group	8.5	15.9	8.5	15.9

Net result	8.5	15.9	8.5	15.9
Special items (net of tax)	2.6	6.0	2.6	6.0
Net result excluding special items	11.1	21.9	11.1	21.9
Amortisation other intangibles (net of tax)	2.7	3.1	2.7	3.1
Fair value changes net of tax	11.7	0.9	11.7	0.9
Net result excluding changes in fair values, special items and amortisation intangibles	25.4	25.8	25.4	25.8

-Cash interest	(16.7)	(21.0)	(16.7)	(21.0)
-Dividend preference shares	(2.8)	(2.8)	(2.8)	(2.8)
-Non-cash interest (incl. Amortisation fees)	(2.7)	(2.8)	(2.7)	(2.8)
-Fair value changes	(12.2)	(0.6)	(12.2)	(0.6)
* Net financing costs	(34.4)	(27.2)	(34.4)	(27.2)

OPERATIONAL RATIOS
Gross contribution as a % of net sales	32.8%	33.0%	32.8%	33.0%
EBIT as a % of net sales	3.7%	3.4%	3.7%	3.4%
EBIT before special items as a % of net sales	4.0%	4.0%	4.0%	4.0%

EARNINGS PER SHARE (BASIC)
Average number of ordinary shares (x 1,000)	182,870	180,954	182,870	180,954

Per ordinary share (in euro)
Net result, total group	€0.05	€0.09	€0.05	€0.09
Net result excluding changes in fair values, amortisation intangibles and special items	€0.14	€0.14	€0.14	€0.14

Number of shares at balance sheet date (x 1,000)			182,902	181,003

RECONCILIATION SPECIAL ITEMS / FAIR VALUE CHANGES
AND AMORTISATION INTANGIBLES, FIRST QUARTER

	Reported	Special items	Amortisation intangibles	Fair value changes	Underlying
Operating result (EBIT)	50.5	(4.1)	(3.4)	0.0	58.1
Net financing costs	(34.4)	0.0	0.0	(12.2)	(22.2)
Result before profit tax	16.1	(4.1)	(3.4)	(12.2)	35.9
Profit tax	(3.9)	1.5	0.8	0.6	(6.8)
Other financial results	(3.7)	0.0	0.0	0.0	(3.7)
Net result continuing operations	8.5	(2.6)	(2.7)	(11.7)	25.4
Net result discontinued operations	0.0	0.0	0.0	0.0	0.0
Net result total Group	8.5	(2.6)	(2.7)	(11.7)	25.4

CONSOLIDATED CASH FLOW STATEMENT

	1st quarter		January - March
in millions of euro	2008	2007	2008	2007
EBIT	50.5	49.2	50.5	49.2

Depreciation pp&e and amortisation intangibles	21.6	25.5	21.6	25.5
Share based employee benefits	1.8	2.4	1.8	2.4
Additions to / (release of) provisions	(1.1)	1.5	(1.1)	1.5
Non-cash adjustments EBIT	22.3	29.4	22.3	29.4

- (Increase) / decrease in inventories	10.5	8.4	10.5	8.4
- (Increase) / decrease in trade receivables	5.1	(55.0)	5.1	(55.0)
- Increase / (decrease) in trade payables	(50.6)	(32.1)	(50.6)	(32.1)
- (Increase) / decrease in other receivables and liabilities	1.8	(12.6)	1.8	(12.6)
(Increase) / decrease in working capital	(33.2)	(91.3)	(33.2)	(91.3)

Payments for defined benefit plans	(2.3)	(2.3)	(2.3)	(2.3)
Profit tax paid	(9.8)	(10.1)	(9.8)	(10.1)
Other operational payments (including restructuring)	(10.1)	(10.1)	(10.1)	(10.1)
Cash flow from operational activities, Continuing operations	17.4	(35.2)	17.4	(35.2)
Cash flow from operational activities, Discontinued operations	0.0	(19.5)	0.0	(19.5)
Cash flow from operational activities, Total Group	17.4	(54.7)	17.4	(54.7)

Investments in pp&e and software	(21.1)	(20.7)	(21.1)	(20.7)
Acquisitions, integration and divestments	2.6	(2.9)	2.6	(2.9)
Cash flow from investing activities, Continuing operations	(18.5)	(23.6)	(18.5)	(23.6)
Cash flow from investing activities, Discontinued operations	0.0	(2.9)	0.0	(2.9)
Cash flow from investing activities, Total Group	(18.5)	(26.5)	(18.5)	(26.5)

Cash flow available for financing activities Total Group	(1.1)	(81.2)	(1.1)	(81.2)

Interest paid	(20.0)	(24.1)	(20.0)	(24.1)
Financing fees paid	0.0	(0.1)	0.0	(0.1)
Shares issued	(0.0)	0.3	(0.0)	0.3
Payments minority shareholders	(5.4)	(6.4)	(5.4)	(6.4)
Change in non-current financing	16.9	62.8	16.9	62.8
Cash flow from financing activities, Continuing operations	(8.5)	32.4	(8.5)	32.4
Cash flow from financing activities, Discontinued operations	0.0	0.0	0.0	0.0
Cash flow from financing activities, Total Group	(8.5)	32.4	(8.5)	32.4

Net cash flow (change in current financing)	(9.6)	(48.8)	(9.6)	(48.8)

FINANCIAL RATIOS

	31 March		31 December
	2008	2007	2007
Interest cover (4 quarterly rolling)
- EBITDA / cash interest*	3.9	4.4	3.7

* excludes dividend preference shares

Leverage ratio
- Net-interest-bearing debt**/ EBITDA	3.1	3.8	3.1

** excludes preference shares and financing fees

Solvency:
- Group equity in % of total assets	42%	37%	42%
- Net-interest-bearing debt in % of group equity	72%	91%	69%

CONSOLIDATED BALANCE SHEET

	31 March		31 December
in millions of euro	2008	2007	2007
Non-current assets
Goodwill	1,348.8	1,523.8	1,419.9
Other intangible assets	77.3	78.5	82.2
Property, plant & equipment and Software	280.8	322.9	293.8
Pre-paid pensions, deferred tax and other non-current assets	541.3	562.4	556.2
Total non-current assets	2,248.2	2,487.5	2,352.1
Current assets
Inventories	465.8	524.2	497.6
Trade receivable	667.5	895.0	700.3
Other receivables	175.8	213.9	198.3
Cash*	40.5	56.9	50.3
Total current assets	1,349.6	1,690.0	1,446.5

Total assets	3,597.8	4,177.6	3,798.5

Group equity
Shareholders’ equity	1,470.2	1,473.2	1,543.1
Minority interest	37.1	62.6	40.1
Group equity	1,507.3	1,535.9	1,583.2
Non-current liabilities
Preference shares and loans*	1,064.6	1,320.6	1,011.3
Deferred tax, pension obligations, derivatives and provisions	194.8	197.2	199.8
Total non-current liabilities	1,259.4	1,517.8	1,211.1
Current liabilities
Loans and bank overdrafts*	62.6	135.5	136.2
Trade payables	476.5	644.1	547.3
Other liabilities	292.1	344.3	320.8
Total current liabilities	831.1	1,123.8	1,004.3

Total equity and liabilities	3,597.8	4,177.6	3,798.5

Working capital	569.2	668.6	562.5
Capital employed	2,272.7	2,588.1	2,356.1
Net-interest-bearing	1,086.6	1,399.1	1,097.2

* these are components of net-interest-bearing debt

EQUITY RECONCILIATION

	31 March		31 December
in millions of euro	2008	2007	2007
Shareholders’ equity per 1 January	1,543	1,463	1,463
Net result year to date	9	16	178
Dividend ordinary shares	—	—	(21)
Share issue for options exercised	—	—	1
Repurchase shares CE Australia	—	(26)
Interest hedges	(1)	(4)
Actuarial gains and (losses) on pension plans	—	1	41
Share-based payments	2	2	8
Translation differences	(82)	(8)	(97)
Shareholders’ equity at the end of the reporting period	1,470	1,473	1,543

FIGURES PER DIVISION
NET SALES

	1st quarter		January - March
in millions of euro	2008	2007	2008	2007
Office Products North America	717.9	777.6	717.9	777.6
Office Products Europe	329.2	334.6	329.2	334.6
Office Products Australia	181.7	182.3	181.7	182.3
Printing Systems	132.6	145.6	132.6	145.6
Corporate Express, Continuing operations	1,361.5	1,440.2	1,361.5	1,440.2
Discontinued operations (ASAP Software)	—	149.2	—	149.2
Total Corporate Express (Pro Forma)	1,361.5	1,589.3	1,361.5	1,589.3

ORGANIC GROWTH OF SALES

	1st quarter		January - March
	2008	2007	2008	2007
Office Products North America	2%	(1%)	2%	(1%)
Office Products Europe	3%	6%	3%	6%
Office Products Australia	1%	2%	1%	2%
Printing Systems	(2%)	23%	(2%)	23%
Corporate Express, Continuing operations	2%	3%	2%	3%

Gross contribution

	1st quarter		January - March
in millions of euro	2008	2007	2008	2007
Office Products North America	230.3	260.5	230.3	260.5
Office Products Europe	113.0	109.5	113.0	109.5
Office Products Australia	61.7	58.8	61.7	58.8
Printing Systems	41.1	46.9	41.1	46.9
Corporate Express, Continuing operations	446.2	475.6	446.2	475.6
Discontinued operations (ASAP Software)	—	16.5	—	16.5
Total Corporate Express (Pro Forma)	446.2	492.2	446.2	492.2

Gross contribution as a % of NET SALES

	1st quarter		January - March
	2008	2007	2008	2007
Office Products North America	32.1%	33.5%	32.1%	33.5%
Office Products Europe	34.3%	32.7%	34.3%	32.7%
Office Products Australia	33.9%	32.3%	33.9%	32.3%
Printing Systems	31.0%	32.2%	31.0%	32.2%
Corporate Express, Continuing operations	32.8%	33.0%	32.8%	33.0%

OPERATING RESULT (EBIT)

	1st quarter		January - March
in millions of euro	2008	2007	2008	2007
Office Products North America	21.9	28.1	21.9	28.1
Office Products Europe	9.6	5.9	9.6	5.9
Office Products Australia	14.6	14.1	14.6	14.1
Printing Systems	7.2	5.9	7.2	5.9
Corporate	(2.7)	(4.7)	(2.7)	(4.7)
Corporate Express, Continuing operations	50.5	49.2	50.5	49.2
Discontinued operations (ASAP Software)	—	4.1	—	4.1
Total Corporate Express (Pro Forma)	50.5	53.2	50.5	53.2

OPERATING RESULT excluding special items

	1st quarter		January - March
in millions of euro	2008	2007	2008	2007
Office Products North America	25.6	33.3	25.6	33.3
Office Products Europe	10.0	7.7	10.0	7.7
Office Products Australia	14.6	14.1	14.6	14.1
Printing Systems	7.2	5.9	7.2	5.9
Corporate	(2.7)	(3.1)	(2.7)	(3.1)
Corporate Express, Continuing operations	54.7	57.9	54.7	57.9
Discontinued operations (ASAP Software)	—	4.1	—	4.1
Total Corporate Express (Pro Forma)	54.7	62.0	54.7	62.0

OPERATING RESULT excluding special items as
a % of NET SALES (ROS in %)

	1st quarter		January - March
	2008	2007	2008	2007
Office Products North America	3.6%	4.3%	3.6%	4.3%
Office Products Europe	3.0%	2.3%	3.0%	2.3%
Office Products Australia	8.0%	7.7%	8.0%	7.7%
Printing Systems	5.4%	4.0%	5.4%	4.0%
Corporate	(0.2%)	(0.2%)	(0.2%)	(0.2%)
Corporate Express, Continuing operations	4.0%	4.0%	4.0%	4.0%

DEPRECIATION & AMORTISATION TOTAL

	1st quarter		January - March
in millions of euro	2008	2007	2008	2007
Office Products North America	(12.0)	(15.0)	(12.0)	(15.0)
Office Products Europe	(5.4)	(5.5)	(5.4)	(5.5)
Office Products Australia	(2.4)	(2.4)	(2.4)	(2.4)
Printing Systems	(1.6)	(2.0)	(1.6)	(2.0)
Corporate	(0.1)	(0.1)	(0.1)	(0.1)
Corporate Express, Continuing operations	(21.6)	(25.0)	(21.6)	(25.0)
Discontinued operations (ASAP Software)	—	(0.8)	—	(0.8)
Total Corporate Express (Pro Forma)	(21.6)	(25.9)	(21.6)	(25.9)

AVERAGE CAPITAL EMPLOYED

	1st quarter		January - March
in millions of euro	2008	2007	2008	2007
Office Products North America	517.7	567.6	517.7	567.6
Office Products Europe	179.8	191.2	179.8	191.2
Office Products Australia	103.2	79.4	103.2	79.4
Printing Systems	82.5	89.6	82.5	89.6
Corporate	5.9	2.8	5.9	2.8
Corporate Express- excluding goodwill, Continuing operations	889.2	930.6	889.2	930.6
Discontinued operations (ASAP Software)	—	25.0	—	25.0
Total Corporate Express- excluding goodwill (Pro Forma)	889.2	955.6	889.2	955.6
Goodwill	1,473.0	1,606.4	1,473.0	1,606.4
Corporate Express, including goodwill	2,362.2	2,562.0	2,362.2	2,562.0

OPERATING RESULT excluding special items as
a % of AVG CAP. EMPLOYED (ROCE in %)

	1st quarter		January - March
	2008	2007	2008	2007
Office Products North America	20.2%	23.7%	20.2%	23.7%
Office Products Europe	27.7%	21.1%	27.7%	21.1%
Office Products Australia	57.8%	72.4%	57.8%	72.4%
Printing Systems	35.1%	26.5%	35.1%	26.5%
Corporate Express- excluding goodwill, Continuing operations	24.6%	24.9%	24.6%	24.9%
Corporate Express, including goodwill, Continuing operations	8.6%	7.7%	8.6%	7.7%

NUMBER OF EMPLOYEES
in number of FTE’s

	31 March
	2008	2007
Office Products North America	9,947	9,922
Office Products Europe	3,974	3,955
Office Products Australia	2,556	2,425
Printing Systems	1,240	1,509
Corporate	73	69
Corporate Express, Continuing operations	17,789	17,878
Discontinued operations (ASAP Software)	0	614
Total Corporate Express (Pro Forma)	17,789	18,492

EXCHANGE RATES

	1st quarter		January - March
	2008	2007	2008	2007
Euro versus US$, average rate	1.50	1.31	1.50	1.31
Euro versus US$, end rate			1.58	1.33
Euro versus Aus$, average rate	1.65	1.67	1.65	1.67
Euro versus Aus$, end rate			1.73	1.65

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Corporate Express NV

By:	/s/ P. Ventress
Member Executive Board

By:	/s/ H. van der Kooij
Company Secretary

Date:  May 7, 2008